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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            STRAYER EDUCATION, INC.
                       (Name of Subject Company (Issuer))
                            STRAYER EDUCATION, INC.
                        (Name of Filing Person (Issuer))
                                  COMMON STOCK
                         (Title of Class of Securities)
                                   863236105
                     (CUSIP Number of Class of Securities)
                                HARRY T. WILKINS
                            CHIEF FINANCIAL OFFICER
                            STRAYER EDUCATION, INC.
                              8550 CINDER BED ROAD
                           NEWINGTON, VIRGINIA 22122
                                 (703) 339-2558
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a Copy to:

             WALTER G. LOHR, JR.                             TREVOR S. NORWITZ
           HOGAN & HARTSON L.L.P.                     WACHTELL, LIPTON, ROSEN & KATZ
          111 SOUTH CALVERT STREET                          51 WEST 52ND STREET
                 SUITE 1600                               NEW YORK, NY 10019-6150
             BALTIMORE, MD 21202                              (212) 403-1000
               (410) 659-2700

                           CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
       ----------------------                  --------------------
           $212,500,000.00                          $42,500.00

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 8,500,000 shares of Common Stock are purchased at a price per share of $25.00.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A            Filing Party: N/A
Form or Registration No.: N/A          Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule   [ ] going-private transaction subject to Rule
  14d-1.                                       13e-3.
[X] issuer tender offer subject to Rule        [ ] amendment to Schedule 13D under Rule
  13e-4.                                       13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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

     This Tender Offer Statement on Schedule TO relates to the offer by Strayer Education, Inc., a Maryland corporation (the "Company"), to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2001 and the accompanying letter of transmittal (which together constitute the "offer" and are filed as Exhibit (a)(1) and (a)(2), respectively, to this Schedule TO), up to 8,500,000 shares of Strayer's common stock, $.01 par value per share, at a price per share of $25.00, net to the seller in cash without interest thereon. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     The information set forth in "Introduction," "The Offer--Section 8, Price range of shares; Dividends" and "The Offer--Section 10, Certain information concerning us" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     Strayer is the filing person. The following table names each person specified in Instruction C to Schedule TO. Each filing person's business address is 1025 Fifteenth Street, N.W., Washington, D.C. 20005, and each filing person's business telephone number is (202) 408-2424.

        NAME                             POSITION
        ----                             --------
Robert S. Silberman   Chief Executive Officer, President, Director
Harry T. Wilkins      Chief Financial Officer
Scott W. Steffey      Chief Operating Officer, Senior Vice President
Steven B. Klinsky     Chairman of the Board of Directors
Charlotte Beason      Director
Ronald Carey          Director
Steven K. Dollinger   Director
Gary Gensler          Director
Robert R. Grusky      Director
Todd A. Milano        Director
Thomas W. Morgan      Director
Jennie D. Seaton      Director
G. Thomas Waite, III  Director
J. David Wargo        Director

ITEM 4.  TERMS OF THE TRANSACTION.

     The information set forth in "Introduction," "The Offer--Section 1, Number of shares; Proration," "The Offer--Section 2, Purpose of the offer; Certain effects of the offer," "The Offer--Section 3, Procedures for tendering shares," "The Offer--Section 4, Withdrawal rights," "The Offer--Section 5, Purchase of shares and payment of purchase price," "The Offer--Section 11, Interests of directors and officers; Transactions and arrangements concerning shares," "The Offer--Section 14, Certain federal income tax consequences" and "The Offer--Section 15, Extension of the offer; Termination; Amendment" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in "The Offer--Section 2, Purpose of the offer; Certain effects of the offer" and "The Offer--Section 11, Interests of directors and officers; Transactions and arrangements concerning shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The information set forth in "The Offer--Section 2, Purpose of the offer; Certain effects of the offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in "The Offer--Section 9, Source and amount of funds" and "The Offer--Section 16, Fees and expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in "The Offer--Section 10, Certain information concerning us" and "The Offer--Section 11, Interests of directors and officers; Transactions and arrangements concerning shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     None.

ITEM 10.  FINANCIAL STATEMENTS.

     The information set forth in "The Offer--Section 10, Certain information concerning us" of the Offer to Purchase is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

     The information set forth in "The Offer--Section 2, Purpose of the offer; Certain effects of the offer" and "The Offer--Section 7, Certain conditions of the offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(A)  Form of Offer to Purchase, dated April 17, 2001.
(a)(1)(B)  Form of Letter of Transmittal (including Certification of
           Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification
           Number on IRS Substitute Form W-9).
(a)(1)(C)  Form of Notice of Guaranteed Delivery.
(a)(1)(D)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(1)(E)  Form of Letter to Clients for Use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.
(a)(2-4)   Not applicable.
(a)(5)(A)  Text of Press Release issued by Strayer Education, Inc.,
           November 29, 2000.*
(a)(5)(B) Form of Letter to Stockholders of Strayer Education, Inc., dated April 17, 2001, from Robert S. Silberman, President and Chief Executive Officer of Strayer Education, Inc.
(b)        None.
(d)(1) Support and Option Agreement, dated as of November 28, 2000, by and among Strayer Education, Inc., Ron K. Bailey, Beverly
           W. Bailey, and New Mountain Partners, L.P. and DB Capital
           Investors, L.P.**
(d)(2)     Preferred Stock Purchase Agreement, dated as of November 28,
           2000, by and among Strayer Education, Inc., and New Mountain
           Partners, L.P. and DB Capital Investors, L.P.**
(d)(3)     Form of Articles Supplementary of the Company.**
(g)        None.
(h)        Not applicable.

---------------
 * Previously filed on Schedule TO-C on November 30, 2000.

** Filed as an annex to the Company's Definitive Proxy Statement filed on February 14, 2001.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          STRAYER EDUCATION, INC.

                                          By:     /s/ HARRY T. WILKINS
                                            ------------------------------------
                                          Name: Harry T. Wilkins
                                          Title:   Chief Financial Officer

Dated:  April 17, 2001

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(1)(A)    Form of Offer to Purchase, dated April 17, 2001.
(a)(1)(B)    Form of Letter of Transmittal (including Certification of
             Taxpayer Identification Number on IRS Substitute Form W-9
             and Guidelines for Certification of Taxpayer Identification
             Number on IRS Substitute Form W-9).
(a)(1)(C)    Form of Notice of Guaranteed Delivery.
(a)(1)(D)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)(1)(E)    Form of Letter to Clients for Use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.
(a)(2-4)     Not applicable.
(a)(5)(A)    Text of Press Release issued by Strayer Education, Inc.,
             dated November 29, 2000.*
(a)(5)(B)    Form of Letter to Stockholders of Strayer Education, Inc.,
             dated April 17, 2001, from Robert S. Silberman, President
             and Chief Executive Officer of Strayer Education, Inc.
(b)          None.
(d)(1)       Support and Option Agreement, dated as of November 28, 2000, by and among Strayer Education, Inc., Ron K. Bailey, Beverly
             W. Bailey, and New Mountain Partners, L.P. and DB Capital
             Investors, L.P.**
(d)(2)       Preferred Stock Purchase Agreement, dated as of November 28,
             2000, by and among Strayer Education, Inc., and New Mountain
             Partners, L.P. and DB Capital Investors, L.P.**
(d)(3)       Form of Articles Supplementary of the Company.**
(g)          None.
(h)          Not applicable.

---------------
 * Previously filed on Schedule TO-C on November 30, 2000.

** Filed as an annex to the Company's Definitive Proxy Statement filed on February 14, 2001.